Law Offices of Stephen M. Fleming PLLC
403 MERRICK AVENUE, 2ND FLOOR  EAST MEADOW NY 11554
TEL  516 902 6567   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

April 23, 2008

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      NP Capital Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 1, 2008
File No. 333-148155

Dear Ms. Fisher:

This firm is counsel to NP Capital Corp. (the “Company”). Below, please find our responses to your April 10, 2008 comment letter.

Management’s Discussion and Analysis, page 20

Company Description and Overview, page 20

1.
Please reconcile the date by which you must commence trading (i.e. September 2008) with the date calculated in accordance with provision 3.0 of Schedule C of Exhibit 4.2, which is 18 months from July 20, 2007.

Response

We have revised the disclosure to provide the correct date in accordance with Schedule Cof Exhibit 4.1.

2.
Please continue to clarify your disclosure in response to prior comment 4, particularly with regard to the fourth and fifth paragraphs. Also, see our comments below regarding Note 8 to the financial statements, and apply those comments here, in addition to the disclosure in Note 8.

Response

As requested, we have expanded the disclosure relating to the valuation and clarification of the original recording of the note, the discounts recorded, the loss recorded and the allowance recorded.
3.
We see in Note 8 that the option agreement to sell the Envortus stock to Paul Cox is a "related agreement." The penultimate paragraph on page 20 should be revised to clarify and explain how these agreements are related and to disclose the material terms of the option.

Response

The option agreement to sell David Fann's and Michael Dodak's stock in Envortus to Paul Cox is unrelated to the other agreements between Paul Cox, or his company, and NP Capital Corp. Additionally, this agreement is between shareholders only and does not in any way benefit or affect NP Capital Corp. Accordingly, we have removed the language related to this option agreement in our "Company Description and Overview", under "Certain Relationships and Related Transactions", as well as the notes to the respective financial statements.

Executive Compensation

Employment and Consulting Agreements, page 31

4.	Expand to explain what performance measurers were met to increase the salaries under the employment agreements and when they were met.

Response

We have revised to include a description of the performance measures.

5.
Please expand and clarify your disclosure on the termination benefits. For example, we note that the severance pay may be substantially greater than 18 months, depending on the date of termination. We also note that all unvested options or stock will become fully vested upon termination.

Response

As requested, we have expanded the disclosure relating to the termination benefits.

Certain Relationships and Related Transactions

6.	Please disclose the amount of interest paid on the note with FNDS3000 Corp. Refer to Item 404(a)(5) of Regulation S-K.

Response

We have included the amount of interest paid on the note, which is immaterial.

Annual Financial Statements as of July 31, 2007, page F-1

Note 8. Related party Transactions, page F-10

7.
Please refer to comment 15.   We note the revision made to your disclosure regarding the note receivable – related party.  We also see on page F-21 that you have created an allowance for the entire note due to uncertainty of collection.  Please explain and revise to clarify how the note was originally recorded.  Specifically, we note that as part of the original agreement, you agreed to sell the convertible debenture for $152,500, whereby your received $55,000 in cash and took receipt of a promissory noted for $97,500. The principal amount of the note was discounted to $90,800 and you recorded a loss of investment and related discounts of $11,405 and a bad debt expense of $68,100.  Please clarity in your disclosure how the additional $11,295 was recorded.

Response

As requested, we have expanded the disclosure relating to the valuation and clarification of the original recording of the note receivable, the discounts recorded, the loss recorded and the allowance recorded.

8.
In this regard, we note the disclosure that "this implied a gain over the purchase value of assets at $79,500". Please revise the filing to clarify what assets you are refereeing to and how the $79,500 gain was calculated. Cite the accounting literature that supports your accounting

Response

As requested, we have expanded the disclosure relating to the valuation and clarification of the original recording of the note, the discounts recorded, the loss recorded and the allowance recorded.  There was no gain recorded, however we did clarify how we valued the note and how the loss was recorded and how the allowance was recorded.

Interim Financial Statements as of January 31, 2008, page F-13

Note 2.                      Going Concern, page F-17

9.
Please refer to prior comment 14. In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a reasonably detailed description of management’s specific viable plans intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented as required by FRC 607.02. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability)  to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. You describe the plan in both MD&A and the notes to the financial statements.  Refer to Regulation S-K Item 303.

Response

As requested, we have expanded the disclosure relating to the requirements by adding detailed language to both the MD & A section and the notes to the financial statements.

Note 5.  Other Accrued Liability, page F-20

10.	We note the table presented summarizing your other accrued liability is not mathematically accurate and does not agree to your balance sheet on page F-13. Please revise as necessary.

Response

The table presented has been corrected to properly reflect the amounts on the balance sheet.

Note 6. Stockholders Equity

11.
Please describe to us the terms of the common stock issued as of January 31, 2008 whereby the common stock has not been issued but the cash has been received.  Also, explain when there shares were or will be issued.

Response

As requested, we have described the terms of the common stock sold as of January 31, 2008, as well as explaining when the shares are expected to be issued.

Exhibits

12.
According to Note 10 to your January 31, 2008 financial statements, you have approved an increase in the number of authorized shares. Please file the amended Articles of Incorporation reflecting this increase.

Response

Per Delaware law, the Company is required to obtain shareholder approval to amend itcharter.  As such, the Company has not amended its certificate of incorporation. Uponamending the certificate of incorporation, the Company will file the amendment as an exhibit.

Exhibit 4.3

13.
We note your response to comment 18. Please review Rule 406 and Staff Legal Bulletins 1 and 1A, which are available on our website, for guidance in the preparation of your application for confidential treatment. Also, refile the agreement as an exhibit and correctly mark as described by this guidance. Please note that we may have additional comments after we review your application for confidential treatment.

Response

We have re-filed the exhibit as requested.

***
The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,
/s/ Stephen M. Fleming
Stephen M. Fleming